Filed by PRA Health Sciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Sciences, Inc.

Commission File No. 001-36732

Date: March 18, 2021

Accountability & Delivery | Collaboration | Partnership | Integrity MARCH 16, 2021 Creating a World Leading Healthcare Intelligence and Clinical CRO

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland ("ICON") and PRA Health Sciences, Inc., a Delaware corporation ("PRA"), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON's and PRA's future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar expressions. All such forward-looking statements are based on current expectations of ICON's and PRA's management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON's or PRA's respective businesses; restrictions during the pendency of the potential transaction that may impact ICON's or PRA's ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON's or PRA's stock prices; transaction costs; ICON's ability to achieve the benefits from the proposed transaction; ICON's ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON's or PRA's control (including public health crises, such as pandemics and epidemics); risks regarding PRA's ability to maintain large customer contracts or enter into new contracts; PRA's ability to attract suitable investigators and patients for its clinical trials; PRA's ability to keep pace with rapid technological change; PRA's potential liability if a patient is harmed; and the factors set forth under the heading "Risk Factors" of ICON's Annual Report on Form 20-F and PRA's Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON's website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA's website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term "PRA" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

ICON + PRA Health Sciences

Confidential 2

Details in this deck • This deck shows how ICON and PRA will look after the acquisition closes • The acquisition has not yet closed and is due to close in Q3 • Until close – ICON & PRA remain separate companies and continue to be and act independent

Confidential 4 Enhanced global footprint and leadership in key geographies… ~35,000 combined headcount ~13,500 NAM ~12,800 EMEA ~2,100 LatAm ~6,600 APAC ~1,200 China ~1,000 Japan

Strengthened expertise across key functions and geographies Deeper expertise – some examples of post – closing capabilities 5 Project Management With > 1000 Project management professionals globally, we will be able to provide experienced teams in all regions across all TA’s Medical Expertise By combing with PRA, ICON will treble the number of MD’s & medical experts available to support our customers projects Regulatory Support ICON can offer industry leading global regulatory support with over 1,000 regulatory professionals worldwide with deep understanding of critical local regulatory issues PV With over 1,200 dedicated PV resources & innovative technologies we can deliver flexible safety solutions using a mix of, on, near & off - shore capabilities . Data Management PRA brings a truly complementary data management offering, adding c600 staff in functional solutions and doubling our overall DM headcount to c2,500 Med Writing & Biostats Additiona l depth in MW & Biostats, creating increased opportunity for scale efficiencies and resources for flexible delivery solutions for clients APAC We will have over 6500+ people in APAC and we will double our headcount in key markets such as China (1200) and Japan (1000) LATAM We will expand our presence in LATAM to over 2,100 people CEE We will more than double our Central and Eastern European presence to over 3300 employees

6 Broad Functional Coverage • Monitoring • Project Management • Data Management • PV* • Stats & Programming • Contracts Management* • Clinical Supplies Management* • Clinical Vendor Management* • Medical Writing * • Medical Affairs* • Regulatory Affairs • Regulatory Publishing* • Investigator Payments* * Expanded Service areas for DOCS Functional Solutions: Broader capabilities + DOCS Strategic Solutions Combined Headcount >12,000 Global Capabilities

Broader Therapeutic Experience • We will triple our number of Oncologists and Haematology experts (c65). • Have 30+ medical experts in the CNS field. • 110+ experts spanning a broad range of other therapeutic areas. 7 Therapeutic Area No of Studies Oncology 700 Central Nervous System 474 Infectious Disease 297 Hematology 217 Immunology 214 Cardio - Metabolic 187 Endocrinology 116 Vaccines 300 + Respiratory 108 GI 96 Dermatology 89 Hepatology 75 Genitourinary 69 Others 150+ Combined ICON & PRA TA experience last 5 years ICON & PRA COMBINED:

Connected Health Platform Care Innovations Health Harmony & Mobile Health Best in class decentralized clinical trial capabilities • Care Innovations Health Harmony platform enables telehealth/remote monitoring solutions • Mobile Health Platform – includes e - consent, e - signature, PRO and other patient interface capability • Launched first, fully decentralized trial in Nov 2019 with JNJ Confidential 8 CENTER FOR DECENTRALIZED CLINICAL TRIALS (Led by Isaac Rodriguez Chavez from FDA) Nextrials — EHR Integration eClinical/eSource

A combined suite of tools to create a new paradigm for bringing clinical research to patients

Access to Patients
- Pediatric Site Network
- Clinical Research Units
- Accellacare
- Oncacare

Real World Data
- Integrated Dataverse IDV
- Laboratory Data
- Imaging & IRT Data
- MAPI Trust

Site Platforms and Support
- Telehealth
- Direct to Patient Call Center
- Nextrials eSource
- Care Innovations Remote Patient Monitoring
- Firecrest



Analytic Platforms
- OneSearch
- Patient Clinical Trial Matching
- DeepLens
- AI/ML EHR Trial Matching

Patient Platforms
- Mobile Health Platform
- Care Innovations
- Wearables
- MAPI Clinical Outcome Assessment Tools

Home Health Services
- Symphony Clinical Research

ICON + PRA Health Sciences

Confidential 9

Expanded Site Network Capabilities 10 8.1M+ Patients accessible through EMR & research database 9,730 Clinical trials conducted 515+ Dedicated clinical research professionals 275+ Principal Investigators 77 Active research sites in 6 countries 0 Regulatory or legal sanctions 5,260 2019 total randomized patients + Accellacare (as of August 2020) Pediatric Site Network

Expanded Scale in Early Phase Solutions 11 Phase I unit • San Antonio, TX (120 beds) Ancillary Services • PK/PD Modeling • Data Management c215 employees ICON Existing Capability PRA Capability Phase I units: • Salt Lake City, UT (136 beds) • Lenexa, KS (114 beds) • Groningen, NL (150 beds) • Prague, Czech (10 beds) • Budapest, Hungary (15 beds) c1,085 employees • Global footprint expansion with sites in US, Western and Eastern Europe • Added experience: 750+ studies in past five years • Specialty capabilities/patient populations – PRA is one of only a few CROs capable of conducting Human Abuse Liability studies for CNS studies; focus on high - end, complex Ph I studies + Combination Benefits

Additional Depth and Breadth in Laboratory Services

ICON Existing Capability

Central Labs
- Farmingdale, NY
- Dublin
- Singapore
- Beijing

Specialty Labs
- Portland, OR
- Cambridge,MA

Bioanalytical Labs
- Whitesboro, NY

c800 employees

+

PRA Capability

Bioanalytical Labs
- Assen, NL
- Lenexa, KS
- China –partnerships & Xihua

GMP & QC Labs
- Lenexa, KS

c315 employees

Combination Benefits

- **Expands bioanalytical capability globally** to include location on EU continent
- **Capability expansion in GMP-CMC** services and QC labs – deeper support of Phase I units (PRA labs in US and EU are located in close proximity to CPUs)
- IT investments: PRA has harmonized GLP/GMP compliant Watson LIMS and enotebook

ICON + PRA Health Sciences

12

Expanded Scale in RWE and Commercial Solutions 13 • Pricing, Market Access and Reimbursement • Health Economics and Outcomes Research • Epidemiology Consultant • HTA team • Global Medical Communications c320 employees ICON Existing Capability PRA Capability Symphony Health • Patient Insights and Outcomes • Managed Care Strategies • Brand Strategy and Media Measurement • Commercial Effectiveness • Analytics and Aggregated Data Solutions c300 employees Combination Benefits • Enhanced capabilities: combining the data and analytics platform with the epidemiology scientists to generate real world evidence • Combined data platform and commercial expertise : New capability to provide better insights and analytics into launch planning and commercialization of products +

Enhanced Data Assets to support Real World Evidence & trial execution

ICON Data Partnership

Access to extensive third part data-sets

Citeline Engage	1.7M US based HCPs, 450k Investigators
Trialtrove	68k Drug Profiles, 40k sources
TriNetX	400M+ Patients
CLINERION	34.6M Patients, 74 HCO groups
Clarivate	400K Clinical Trials
KMR Group	Proprietary Datasets 1m sites

PRA's Integrated Dataverse (IDV)

Comprehensive & longitudinal source of healthcare data– claims data merged with Rx data

>85%	Rxs dispensed in the U.S. & territories
1.9M	Unique Active Practitioner Counts
5.3 years	Average continuous history for active patients
317M+	Active patients*
12,000+	Payers tracked through IDV
>17 years	Payers tracked through IDV
95%	Payers tracked through IDV

ICON + PRA Health Sciences

14

Globally Recognized Teams ICON PRA +